 **Southwestern Energy Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY DECLARES TWO-FOR-ONE STOCK SPLIT

Houston, Texas – October 25, 2005…Southwestern Energy Company (NYSE: SWN) today announced that its Board of Directors has declared a two-for-one stock split. The Board of Directors established November 3, 2005 as the record date and November 17, 2005 as the date upon which the additional shares will be distributed to shareholders. As of September 30, 2005, Southwestern had approximately 84.2 million shares of common stock outstanding. Southwestern's transfer agent, Equiserve Trust Company, N.A., will distribute the new shares.

"Our Board of Directors has determined that a further split of the company's stock is appropriate at this time in light of our continuing strong operational performance," stated Harold M. Korell, President and Chief Executive Officer of Southwestern.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**
Executive Vice President
and Chief Financial Officer
(281) 618-4803

Brad D. Sylvester, CFA
Manager, Investor Relations
(281) 618-4897

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays, the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position, the timing and extent of the company's success in discovering, developing, producing and estimating reserves, property acquisition or divestiture activities, the effects of weather and regulation on the company's gas distribution

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segment, increased competition, the impact of federal, state and local government regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions and prices (including regional basis differentials), the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field personnel, services, drilling rigs and other equipment, and any other factors listed in the reports filed by the company with the Securities and Exchange Commission (the "SEC"). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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